UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
January 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-                    .)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Appointments to Total's Management Committee
EX-99.2: Veolia Environnement and Total Team Up
EX-99.3: Renewable Energies: Total and EDF
EX-99.4: Qatargas II, Qatar and UK South Hook Terminal
EX-99.5: Notice of Appointment
EX-99.6: Offshore Diaba License, Gabon
EX-99.7: Dalia Starts Production Offshore, Angola
EX-99.8: Total to Reduce Gas Flaring by 50% by 2012
EX-99.9: Shah Deniz Field, Azerbaijan
EX-99.10: New Oil Discovery, Block 32, Angola
EX-99.11: Total Boosts its Adhesives Business
EX-99.12: 4th Quarter 2006 Share Buy-Back

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : January 12, 2007	By :	/s/ Charles Paris de Bollardière

	Name :	Charles PARIS de BOLLARDIERE
	Title :	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Appointments to Total’s Management Committee (November 27, 2006).

➢	EXHIBIT 99.2:	Veolia Environnement and Total Team Up to Build and Operate a Used Oil Recycling Plant in France (November 30, 2006).

➢	EXHIBIT 99.3:	Renewable Energies: Total and EDF Inaugurate a New Solar Panel Plant in Toulouse, France (December 1, 2006).

➢	EXHIBIT 99.4:	Total Finalizes Acquisition of 16.7% of the Second Train of Qatargas II in Qatar and Takes a 8.35% Share in the UK South Hook Terminal (December 8, 2006).

➢	EXHIBIT 99.5:	Notice of Appointment (December 11, 2006).

➢	EXHIBIT 99.6:	Total Signs Exploration and Production Sharing Contract for the Offshore Diaba License in Gabon (December 13, 2006).

➢	EXHIBIT 99.7:	Dalia Starts Production Offshore Angola (December 15, 2006).

➢	EXHIBIT 99.8:	Total to Reduce Gas Flaring by 50% by 2012, for an Overall Reduction of 70% Since 1998 (December 15, 2006).

➢	EXHIBIT 99.9:	Azerbaijan: the Shah Deniz Field Comes on Stream (December 18, 2006).

➢	EXHIBIT 99.10:	New Oil Discovery on Block 32, in the Angolan Ultra Deep Offshore (January 3, 2007).

➢	EXHIBIT 99.11:	Total boosts its adhesives business (January 4, 2007).

➢	EXHIBIT 99.12:	Notice of Repurchase of the Ordinary Shares of Total for the 4th quarter 2006 (January 11th, 2007).